UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                 Form 40-F ☐

Enclosure: A press release dated April 27, 2023, announcing STMicroelectronics’ 2023 First Quarter Financial Results.

PR No: C3177C

STMicroelectronics Reports 2023 First Quarter Financial Results

•	Q1 net revenues $4.25 billion; gross margin 49.7%; operating margin 28.3%; net income $1.04 billion
•	Q1 free cash flow[1] $206 million after net capital expenditure payments of $1.09 billion
•	Business outlook at mid-point: Q2 net revenues of $4.28 billion and gross margin of 49.0%

Geneva, April 27, 2023 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported U.S. GAAP financial results for the first quarter ended April 1, 2023. This press release also contains non-U.S. GAAP measures (see Appendix for additional information).

ST reported first quarter net revenues of $4.25 billion, gross margin of 49.7%, operating margin of 28.3%, and net income of $1.04 billion or $1.10 diluted earnings per share.

Jean-Marc Chery, STMicroelectronics President & CEO, commented:

•	“Q1 net revenues of $4.25 billion came in better than expected in Automotive and Industrial partially offset by lower revenues in Personal Electronics.
•	“Q1 gross margin of 49.7% was 170 basis points above the mid-point of our business outlook range mainly due to product mix in a price environment that remained favorable.
•	“On a year-over-year basis, Q1 net revenues increased 19.8%, operating margin increased to 28.3% from 24.7% and net income increased 39.8% to $1.04 billion.
•	“Our second quarter business outlook, at the mid-point, is for net revenues of $4.28 billion, increasing year-over-year by 11.5% and increasing sequentially by 0.8%; gross margin is expected to be about 49.0%.
•	“We will now drive the Company based on a plan for FY23 revenues in the range of $17.0 billion to $17.8 billion.”

Quarterly Financial Summary (U.S. GAAP)

(US$ m, except per share data)	Q1 2023	Q4 2022	Q1 2022	Q/Q	Y/Y
Net Revenues	$4,247	$4,424	$3,546	-4.0%	19.8%
Gross Profit	$2,110	$2,102	$1,655	0.4%	27.5%
Gross Margin	49.7%	47.5%	46.7%	220 bps	300 bps
Operating Income	$1,201	$1,287	$877	-6.7%	36.9%
Operating Margin	28.3%	29.1%	24.7%	-80 bps	360 bps
Net Income	$1,044	$1,248	$747	-16.3%	39.8%
Diluted Earnings Per Share	$1.10	$1.32	$0.79	-16.7%	39.2%

1 Non-U.S. GAAP. See Appendix for reconciliation to U.S. GAAP and information explaining why the Company believes these measures are important.

1

First Quarter 2023 Summary Review

Net Revenues By Product Group (US$ m)	Q1 2023	Q4 2022	Q1 2022	Q/Q	Y/Y
Automotive and Discrete Group (ADG)	1,807	1,696	1,256	6.5%	43.9%
Analog, MEMS and Sensors Group (AMS)	1,068	1,339	1,077	-20.3%	-0.9%
Microcontrollers and Digital ICs Group (MDG)	1,368	1,383	1,208	-1.1%	13.2%
Others	4	6	5	-	-
Total Net Revenues	4,247	4,424	3,546	-4.0%	19.8%

Net revenues totaled $4.25 billion, representing a year-over-year increase of 19.8%. On a year-over-year basis, ADG and MDG revenues increased 43.9% and 13.2%, respectively, while AMS slightly decreased 0.9%. Year-over-year net sales to OEMs and Distribution increased 17.5% and 24.0%, respectively. On a sequential basis, net revenues decreased 4.0%, 110 basis points better than the mid-point of the Company’s guidance. ADG reported an increase in net revenues on a sequential basis, while AMS and MDG decreased, as expected.

Gross profit totaled $2.11 billion, representing a year-over-year increase of 27.5%. Gross margin of 49.7% increased 300 basis points year-over-year, mainly due to product mix, favorable pricing, positive currency effects, net of hedging, partially offset by higher manufacturing costs.

Operating income increased 36.9% to $1.20 billion, compared to $0.88 billion in the year-ago quarter. The Company’s operating margin increased 360 basis points on a year-over-year basis to 28.3% of net revenues, compared to 24.7% in the 2022 first quarter.

By product group, compared with the year-ago quarter:

Automotive and Discrete Group (ADG):

•	Revenue increased in Automotive and in Power Discrete.
•	Operating profit increased by 145.3% to $577.4 million. Operating margin was 32.0% compared to 18.7%.

Analog, MEMS and Sensors Group (AMS):

•	Revenue increased in Imaging, and decreased in Analog and in MEMS.
•	Operating profit decreased by 11.6% to $217.9 million. Operating margin was 20.4% compared to 22.9%.

Microcontrollers and Digital ICs Group (MDG):

•	Revenue increased in Microcontrollers and in RF Communications.
•	Operating profit increased by 21.7% to $494.7 million. Operating margin was 36.2% compared to 33.7%.

Net income and diluted earnings per share increased to $1.04 billion and $1.10 respectively, compared to $0.75 billion and $0.79 respectively, in the year-ago quarter.

Cash Flow and Balance Sheet Highlights

				Trailing 12 Months
(US$ m)	Q1 2023	Q4 2022	Q1 2022	Q1 2023	Q1 2022	TTM Change
Net cash from operating activities	1,320	1,550	945	5,577	3,323	67.8%
Free cash flow (non-U.S. GAAP)	206	603	82	1,715	941	82.3%

Capital expenditure payments, net of proceeds from sales, were $1.09 billion in the first quarter. In the year-ago period, capital expenditures, net, were $0.84 billion.

Inventory at the end of the first quarter was $2.87 billion, compared to $2.15 billion in the year-ago quarter. Days sales of inventory at quarter-end was 122 days compared to 104 days in the year-ago quarter.

Net cash from operating activities was $1.32 billion in the first quarter compared to $0.95 billion in the year-ago quarter.

2

Free cash flow (non-U.S. GAAP) was $206 million compared to $82 million in the year-ago quarter.

In the first quarter, the Company paid cash dividends to its stockholders totaling $54 million and executed a $87 million share buy-back as part of its current share repurchase program.

ST’s net financial position (non-U.S. GAAP) was $1.86 billion as of April 1, 2023, compared to $1.80 billion as of December 31, 2022 and reflected total liquidity of $4.52 billion and total financial debt of $2.66 billion.

Business Outlook

The Company’s guidance, at the mid-point, for the 2023 second quarter is:

•	Net revenues are expected to be $4.28 billion, an increase of 0.8% sequentially, plus or minus 350 basis points.
•	Gross margin of 49.0%, plus or minus 200 basis points.
•	This outlook is based on an assumed effective currency exchange rate of approximately $1.08 = €1.00 for the 2023 second quarter and includes the impact of existing hedging contracts.
•	The second quarter will close on July 1, 2023.

Conference Call and Webcast Information

STMicroelectronics will conduct a conference call with analysts, investors and reporters to discuss its first quarter 2023 financial results and current business outlook today at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET). A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, http://investors.st.com, and will be available for replay until May 12, 2023.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

See the Appendix of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures.

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•	changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•	uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which may impact production capacity and end-market demand for our products;
•	customer demand that differs from projections;
•	the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•	changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macroeconomic or regional events, geopolitical and military conflicts (including the ongoing conflict between Russia and Ukraine), social unrest, labor actions, or terrorist activities;
•	unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•	financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
3

•	the loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third-party manufacturing providers;
•	availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);
•	the functionalities and performance of our information technology (“IT”) systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology;
•	theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of data privacy legislation;
•	the impact of intellectual property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics or pandemics such as the COVID-19 pandemic in locations where we, our customers or our suppliers operate;
•	increased regulation and initiatives in our industry, including those concerning climate change and sustainability matters and our goal to become carbon neutral by 2027;
•	potential loss of key employees and potential inability to recruit and retain qualified employees as a result of epidemics or pandemics such as the COVID-19 pandemic, remote-working arrangements and the corresponding limitation on social and professional interaction;
•	the duration and the severity of the global outbreak of COVID-19 may continue to negatively impact the global economy in a significant manner for an extended period of time, and also could materially adversely affect our business and operating results;
•	industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
•	the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third-party components and performance of subcontractors in line with our expectations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risks are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2022 as filed with the Securities and Exchange Commission (“SEC”) on February 23, 2023. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other risks or uncertainties listed under “Item 3. Key Information — Risk Factors”

from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

4

About STMicroelectronics

At ST, we are over 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and connectivity. We are committed to achieving our goal of becoming carbon neutral by 2027. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41 22 929 58 12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

5

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Three months ended
	April 1,	April 2,
	2023	2022
	(Unaudited)	(Unaudited)

Net sales	4,241	3,540
Other revenues	6	6
NET REVENUES	4,247	3,546
Cost of sales	(2,137)	(1,891)
GROSS PROFIT	2,110	1,655
Selling, general and administrative	(395)	(358)
Research and development	(505)	(477)
Other income and expenses, net	(9)	57
Total operating expenses	(909)	(778)
OPERATING INCOME	1,201	877
Interest income, net	37	1
Other components of pension benefit costs	(5)	(3)
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	1,233	875
Income tax expense	(187)	(129)
NET INCOME	1,046	746
Net income attributable to noncontrolling interest	(2)	1
NET INCOME ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	1,044	747

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	1.16	0.82
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	1.10	0.79

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	945.3	948.4

6

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	April 1,	December 31,	April 2,
In millions of U.S. dollars	2023	2022	2022
	(Unaudited)	(Audited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	3,572	3,258	2,828
Short-term deposits	106	581	427
Marketable securities	841	679	139
Trade accounts receivable, net	2,013	1,970	1,809
Inventories	2,870	2,583	2,147
Other current assets	962	734	633
Total current assets	10,364	9,805	7,983
Goodwill	300	297	307
Other intangible assets, net	403	405	462
Property, plant and equipment, net	8,847	8,201	6,151
Non-current deferred tax assets	582	602	604
Long-term investments	11	11	10
Other non-current assets	697	661	705
	10,840	10,177	8,239
Total assets	21,204	19,982	16,222

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	176	175	140
Trade accounts payable	2,095	2,122	1,608
Other payables and accrued liabilities	1,544	1,385	1,207
Dividends payable to stockholders	6	60	6
Accrued income tax	193	95	113
Total current liabilities	4,014	3,837	3,074
Long-term debt	2,488	2,542	2,414
Post-employment benefit obligations	337	331	436
Long-term deferred tax liabilities	55	60	47
Other long-term liabilities	445	454	424
	3,325	3,387	3,321
Total liabilities	7,339	7,224	6,395
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,281,920 shares issued, 902,031,407 shares outstanding as of April 1, 2023)	1,157	1,157	1,157
Additional Paid-in Capital	2,693	2,631	2,472
Retained earnings	9,754	8,713	5,995
Accumulated other comprehensive income	546	460	426
Treasury stock	(352)	(268)	(286)
Total parent company stockholders' equity	13,798	12,693	9,764
Noncontrolling interest	67	65	63
Total equity	13,865	12,758	9,827
Total liabilities and equity	21,204	19,982	16,222

7

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q1 2023	Q4 2022	Q1 2022

Net Cash from operating activities	1,320	1,550	945
Net Cash used in investing activities	(786)	(924)	(1,140)
Net Cash used in financing activities	(221)	(185)	(200)
Net Cash increase (decrease)	314	446	(397)

Selected Cash Flow Data (in US$ millions)	Q1 2023	Q4 2022	Q1 2022

Depreciation & amortization	368	331	283
Net payment for Capital expenditures	(1,090)	(920)	(840)
Dividends paid to stockholders	(54)	(54)	(49)
Change in inventories, net	(262)	(125)	(194)

8

Appendix

STMicroelectronics

Supplemental Financial Information

	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Net Revenues By Market Channel (%)
Total OEM	64%	68%	67%	65%	66%
Distribution	36%	32%	33%	35%	34%

€/$ Effective Rate	1.06	1.04	1.08	1.12	1.15

Product Group Data (US$ m)
Automotive & Discrete Group (ADG)
- Net Revenues	1,807	1,696	1,563	1,454	1,256
- Operating Income	577	470	404	359	235
Analog, MEMS & Sensors Group (AMS)
- Net Revenues	1,068	1,339	1,380	1,115	1,077
- Operating Income	218	346	376	269	246
Microcontrollers & Digital ICs Group (MDG)
- Net Revenues	1,368	1,383	1,374	1,263	1,208
- Operating Income	495	495	504	425	407
Others (a)
- Net Revenues	4	6	4	5	5
- Operating Income (Loss)	(89)	(24)	(12)	(49)	(11)
Total
- Net Revenues	4,247	4,424	4,321	3,837	3,546
- Operating Income	1,201	1,287	1,272	1,004	877

(a) Net revenues of Others include revenues from sales assembly services and other revenues. Operating income (loss) of Others includes items such as unused capacity charges, including reduced manufacturing activity due to COVID-19 and incidents leading to power outage, impairment, restructuring charges and other related closure costs, management reorganization costs, start-up and phase-out costs of certain manufacturing facilities, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. Others includes:

(US$ m)	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Unused Capacity Charges	1	-	-	13	9

9

(Appendix – continued)

STMicroelectronics

Supplemental Non-U.S. GAAP Financial Information

U. S. GAAP – Non-U.S. GAAP Reconciliation

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

The Company believes that these non-U.S. GAAP financial measures provide useful information for investors and management because they offer, when read in conjunction with the Company’s U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii)  to facilitate a comparison of the Company’s results of operations against investor and analyst financial models and valuations, which may exclude these items.

Net Financial Position (non-U.S. GAAP measure)

Net Financial Position, a non-U.S. GAAP measure, represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, restricted cash, if any, short-term deposits, and marketable securities, and our total financial debt includes short-term debt and long-term debt, as reported in our Consolidated Balance Sheets.

The Company believes our Net Financial Position provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, if any, short-term deposits and marketable securities and the total level of our financial debt. Our definition of Net Financial Position may differ from definitions used by other companies, and therefore, comparability may be limited.

(US$ m)	Apr 1 2023	Dec 31 2022	Oct 1 2022	Jul 2 2022	Apr 2 2022
Cash and cash equivalents	3,572	3,258	2,812	3,028	2,828
Short term deposits	106	581	780	186	427
Marketable securities	841	679	496	229	139
Total liquidity	4,519	4,518	4,088	3,443	3,394
Short-term debt	(176)	(175)	(155)	(134)	(140)
Long-term debt (a)	(2,488)	(2,542)	(2,476)	(2,385)	(2,414)
Total financial debt	(2,664)	(2,717)	(2,631)	(2,519)	(2,554)
Net Financial Position	1,855	1,801	1,457	924	840

(a)   Long-term debt contains standard conditions but does not impose minimum financial ratios. Committed credit facilities for $1.3 billion equivalent, are currently undrawn.

10

(Appendix – continued)

STMicroelectronics

Free Cash Flow (non-U.S. GAAP measure)

Free Cash Flow, which is a non-U.S. GAAP measure, is defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, which are considered as temporary financial investments. This definition ultimately results in net cash from operating activities plus payment for purchase (and proceeds from sale) of tangible, intangible and financial assets and net cash paid for business acquisitions.

The Company believes Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow does not represent total cash flow since it does not include the cash flows generated by, or used in, financing activities.

Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates. Our definition of Free Cash Flow may differ from definitions used by other companies.

(US$ m)	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Net cash from operating activities	1,320	1,550	1,651	1,056	945
Payment for purchase, net of proceeds from sale, of tangible assets	(1,090)	(920)	(955)	(809)	(840)
Payment for purchase, net of proceeds from sale, of intangible assets	(24)	(27)	(20)	(17)	(23)
Free Cash Flow (a)	206	603	676	230	82

(a) Free Cash Flow can also be expressed as Net cash from operating and investing activities, excluding cash from (used in) marketable securities and short-term deposits.

11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	April 27, 2023	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience